UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2*)

AETHLON MEDICAL, INC

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00808Y 20 8

(CUSIP Number)

Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications

Ellen R. Weiner, Trustee
Ellen R. Weiner Family Revocable Trust
10300 W. Charleston Blvd. #13-222
Las Vegas, NV 89135

December 31, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule* is filed:
Rule 13d-1(c)


1.	Names of Reporting Persons
	Ellen R. Weiner Family Revocable Trust

2.	Check the Appropriate Box of Member of a Group
	a)
	b)

3.	SEC Use Only

4.	Citizenship or Place of Organization
	US

5.	Sole Voting Power
	472,401 shares + 235,934 unexercised warrants

6.	Shared Voting Power
	None

7.	Sole Dispositive Power
	472,401 shares + 235,934 unexercised warrants

8.	Shares Dispositive Power
	None

9.	Aggregate Amount Beneficially Owned By Each Reporting Person
	708,335

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11.	Percent of Class Represented by Amount in Row (9)
	9.02%

12. 	Type of Reporting Person
	00




Certification
By signing below I certify that to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 15, 2016
Date



Signature


Ellen R. Weiner, Trustee
Name/Title